Exhibit 99.1

JX Luxventure Limited Receives Nasdaq Delisting Notice for Failing to Maintain a $1.00 Share Price and Requested and Granted a Hearing Scheduled for May 25, 2023

HAIKOU, China, April 28, 2023 -- JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions, announced today that on April 25, 2023, it received a Staff Determination Letter (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, unless the Company requests an appeal of that determination to a Nasdaq Hearings Panel, the Staff determined that the Company’s securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on May 4, 2023 due to the Company’s failure to regain compliance with a minimum bid price of $1.00 per share requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”).

Earlier, on October 24, 2022, the Company received its first letter from Nasdaq (the “Notice”), notifying the Company that based upon the closing bid price of its common stock for the last 30 consecutive business days preceding the Notice, the Company was not in compliance with the Minimum Bid Requirement. The Notice provided the Company a period of 180 calendar days from the date of the Notice, or until April 24, 2023, as set forth in Listing Rule 5810(c)(3)(A) (the “Compliance Period”), to regain compliance with Minimum Bid Requirement. The Company did not regain compliance with Minimum Bid Requirement by April 24, 2023, and, as stated in the Determination Letter, the Staff believes that the Company is not eligible for an additional 180-day cure period. To qualify for this extension, the Company would have to meet the continued listing requirement for the market value of publicly held shares and other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Requirement. Specifically, Staff does not believe that the Company complies with the $5,000,000 minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market.

On April 26, 2023, the Company submitted a request for a hearing before the Nasdaq Hearings Panel to present its plan to regain compliance with the Minimum Bid Requirement. On April 27, 2023, the Company received a letter from Nasdaq granting the appeal and scheduling the hearing for May 25, 2023. This hearing request will stay the suspension of the Company’s securities and the filing of Form 25-NSE pending the Nasdaq Hearings Panel’s decision.

The Company is implementing its plan to regain compliance with the Minimum Bid Requirement and is working to meet all other continued listing requirements for The Nasdaq Capital Market. In that regard, on April 26, 2023, the Company effected a one-for-ten (1-for-10) reverse stock split (the “Reverse Stock Split”) of its common stock on the Nasdaq Capital Market. The Company believes that it will be able to regain the Minimum Bid Requirement prior to the date of the hearing if the closing bid price of its common stock is at or above $1.00 per share for a minimum of 10 consecutive business days. The Company also intends to present its financial data, including stockholders’ equity in its annual report on Form 20-F prior to the date of the hearing, to demonstrate its compliance with other continued listing requirements for The Nasdaq Capital Market. However, there can be no assurance that the Company will regain compliance with the Minimum Bid Requirement and will continue to meet all other continued listing requirements for The Nasdaq Capital Market.

In the meantime, the Company’s common stock will continue to be listed and traded on The Nasdaq Capital Market, pending a final decision by the Nasdaq Hearings Panel.

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company's periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.